Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865
Orion Engineered Carbons S.A. Announces
Second Quarter 2017 Financial Results
Second Quarter 2017 Highlights

•
Volumes decreased 8.8% to 266.6 kmt compared to 292.4 kmt in the second quarter of 2016 with an increase in Specialty of 2.9% offset by a decline in Rubber of 12.1% in part due to the plant closure of Ambès, France in December 2016

•
Revenue in the second quarter of 2017 increased to €299.3 million compared to €247.9 million in the second quarter of 2016 as higher feedstock costs were passed along to customers via indexed pricing agreements and certain price increases

•	Profit (Net Income) increased to €16.8 million compared to €16.5 million profit in the second quarter of 2016

•	Adjusted EBITDA[1] increased by 1.1% to €58.4 million compared to €57.7 million in the prior year second quarter

•	Adjusted EPS[1] rose to €0.37 compared to €0.35 in the second quarter of 2016

•	Specialty Carbon Black Adjusted EBITDA decreased by 10.0% to €34.8 million in the second quarter of 2017 from a very strong level in the prior year second quarter

•	Rubber Carbon Black continued to improve, raising Adjusted EBITDA by 23.6% from second quarter of last year to €23.6 million

•	Strong cash flow from operating activities totaled €43.6 million

•	Term Loan debt service costs were reduced further via a renewed repricing of term loan B debt.

Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg – August 3, 2017 - Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of specialty and high-performance carbon black, today announced results for its second quarter of 2017. “We continue to execute very well in both our Specialty and Rubber Carbon Black businesses. Our end markets have maintained a reasonable amount of stability and are increasingly signaling growth in our major segments. Accordingly, I am pleased to report near-record Adjusted EBITDA of €58.4 million for our second quarter of 2017,” said Jack Clem, Orion’s Chief Executive Officer. “I am especially pleased with the performance of our rubber business, which benefited from stable demand, an improving portfolio of higher margin technical grades and the improvements in cost as a result of our internal initiatives, including the shuttering of capacity in France. Adjusted EBITDA for rubber grew by €4.5 million or 23.6% in the period, more than offsetting the margin pressure we experienced in our specialty business, which also had a very good quarter but was up against the tough comparable of an exceptionally strong and record breaking second quarter last year.”

“Our cash flow remains robust,” continued Mr. Clem. “Cash flow from operations in the quarter was over €43 million, well ahead of our ongoing capex needs, dividend coverage and interest expenses. Moreover, we reduced our ongoing interest costs in the quarter following the repricing of our term loans with significantly lower rates locked in for the next several years. Finally, as planned, we further deleveraged our balance sheet in the quarter, bringing our net debt/LTM Adjusted EBITDA ratio down to an all-time low of 2.37x.”

1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures

ORION ENGINEERED CARBONS
	Q2 2017	Q2 2016	Y-o-Y Comparison
Volume (in kmt)	266.6	292.4	(25.8)
Revenue (EUR/Millions)	299.3	247.9	51.4
Contribution Margin (EUR/Millions)	117.9	121.4	(3.5)
Contribution Margin per Metric Ton (EUR) (1)	442.2	415.1	27.1
Operating Result/EBIT (EUR/Millions)	34.6	34.2	0.4
Adjusted EBITDA (EUR/Millions)	58.4	57.7	0.7
Profit for the Period/Net Income (EUR/Millions)	16.8	16.5	0.3
EPS (EUR) (2)	0.28	0.28	0.00
Adjusted EPS (EUR) (3)	0.37	0.35	0.02
Notes:

(1)
The change in Contribution Margin per Metric Ton (CM/mT) between Q2 2017 and Q2 2016 reflects the impact of certain price increases, improved mix in the Specialty Carbon Black segment as well as a continuation in the shift of total group volumes towards specialty and technical rubber grades.

(2)	EPS calculated using profit or (loss) for the period (Net Income) and weighted number of shares outstanding in the respective quarter.

(3)
Calculated using profit (Net Income) for the respective quarter adjusted for amortization of acquired intangible assets, amortization of transaction costs and foreign currency effects impacting financial results and other adjustment items and restructuring expenses (all adjustments on a net of tax basis assuming group tax rate) and weighted number of shares outstanding in the respective quarter.

Second Quarter 2017 Overview
Volumes decreased by 25.8 kmt resulting in total volume of 266.6 kmt in the second quarter of 2017 compared to 292.4 kmt in the second quarter of 2016. This 8.8% decrease reflected stronger volumes in the Specialty Carbon Black business, offset by lower Rubber Carbon Black volumes in part as a result of the closure of our manufacturing facility in France, a prolonged maintenance turnaround on one of our facilities in the US and the earlier referenced conversion of rubber capacity in Korea to specialty production.
While volumes in the quarter declined, revenue increased by €51.4 million, or 20.8%, to €299.3 million in the second quarter of 2017 from €247.9 million in the second quarter of 2016, reflecting mainly the pass through of higher feedstock costs to customers with agreements that link price to the cost of feedstock. Improvements in price and mix were offset by lower volumes.
Contribution Margin decreased by €3.5 million, or 2.9%, to €117.9 million in the second quarter of 2017 from €121.4 million in the second quarter of 2016, reflecting the impact of lower volumes and the continued impact of negative feedstock differentials among other factors.
Gross Profit decreased by €2.6 million to €84.3 million in the second quarter 2017 from €86.9 million in the second quarter of 2016, in line with the development of the contribution margin.
Adjusted EBITDA increased by €0.7 million to €58.4 million in the second quarter of 2017, or 1.1%, from €57.7 million in the second quarter of 2016, reflecting the improvements in our cost structure.

Quarterly Business Results

SPECIALTY CARBON BLACK
	Q2 2017	Q2 2016	Y-o-Y Comparison
Volume (kmt)	65.3	63.4	2.9%
Revenue (EUR/Millions)	111.1	98.0	13.3%
Gross Profit (EUR/Millions)	45.0	48.8	(7.9)%
Gross Profit/metric ton (EUR)	688.8	769.8	(10.5)%
Adjusted EBITDA (EUR/Millions)	34.8	38.7	(10.0)%
Adjusted EBITDA/metric ton (EUR)	533.2	609.6	(12.5)%
Adjusted EBITDA Margin	31.3%	39.4%
Volumes for the Specialty Carbon Black business increased by 2.9% to 65.3 kmt in the second quarter of 2017 from 63.4 kmt in the second quarter of 2016, mainly as a result of strong growth in Europe and the extension of sales of Specialty products from our facility in Qingdao, China ("OECQ"). The Specialty business continues to benefit from increased global demand and further penetration of markets, with all segments showing strength.
Revenue of the business increased by €13.1 million, or 13.3%, to €111.1 million in the second quarter of 2017 from €98.0 million in the second quarter of 2016, which reflects the pass through of higher feedstock costs, volume growth, and a stronger mix.
Gross Profit decreased by €3.8 million, or 7.9%, to €45.0 million in the second quarter of 2017 from €48.8 million in the second quarter of 2016, reflecting higher raw material costs partially offset by stronger volumes and a favorable product mix. Compared to the first quarter of 2017 Gross Profit increased by €1.3 million or 3%.
Adjusted EBITDA decreased by 10.0% to €34.8 million in the second quarter of 2017 from €38.7 million in the second quarter of 2016, reflecting the development of Gross Profit. Adjusted EBITDA margin was 31.3% in the second quarter of 2017 compared to 39.4% in the second quarter of 2016, which primarily reflects higher revenues associated with the pass through of increased feedstock costs as well as Adjusted EBITDA development.

RUBBER CARBON BLACK
	Q2 2017	Q2 2016	Y-o-Y Comparison
Volume (kmt)	201.3	229.0	(12.1)%
Revenue (EUR/Millions)	188.3	149.9	25.6%
Gross Profit (EUR/Millions)	39.3	38.1	3.2%
Gross Profit/metric ton (EUR)	195.4	166.5	17.4%
Adjusted EBITDA (EUR/Millions)	23.6	19.1	23.6%
Adjusted EBITDA/metric ton (EUR)	117.1	83.3	40.6%
Adjusted EBITDA Margin	12.5%	12.7%
Volumes for the Rubber Carbon Black business decreased by 12.1% to 201.3 kmt in the second quarter of 2017 from 229.0 kmt in the second quarter of 2016, largely as a result of the closure of the production facility in France, an extended maintenance period at one of our US facilities and the allocation of rubber capacity to specialty in Asia.
Revenue increased by €38.4 million, or 25.6%, to €188.3 million in the second quarter of 2017 from €149.9 million in the second quarter of 2016, despite the volume decline as a result of the pass through of higher feedstock costs to customers on indexed price agreements, favorable foreign exchange impacts and some pricing improvements.
Gross profit increased by €1.2 million, or 3.2%, to €39.3 million in the second quarter of 2017 from €38.1 million in the second quarter of 2016 as a result of improved margins and operational cost efficiency.
Adjusted EBITDA increased by €4.5 million, or 23.6% to €23.6 million in the second quarter of 2017 from €19.1 million in the second quarter of 2016, reflecting the development of Gross Profit and improvement in selling, general & administration costs.

Balance Sheet and Cash Flow
As of June 30, 2017, the company had net cash of €44.3 million (comprising cash and equivalents of €48.5 million less liabilities to local banks of €4.2 million) which was essentially unchanged from the end of the prior quarter.
The Company’s non-current indebtedness as of June 30, 2017 was €571.8 million composed of the non-current portion of term loan liabilities (€579.2 million less transaction costs of €9.1 million and €1.6 million long term debt from financial derivatives). Net indebtedness comprising the non-current portion of term loan liabilities of €579.2 million, €7.1 million current portion of term loan liabilities, less net cash of €44.3 million, was €542.0 million. This represents a 2.37 times LTM Adjusted EBITDA multiple down from 2.46 times in the previous quarter and down from 2.50 times at the end of 2016.
Cash inflows from operating activities in the second quarter of 2017 amounted to €43.6 million, primarily consisting of a consolidated profit for the period of €16.8 million, adjusted for depreciation and amortization of €21.8 million and the exclusion of finance costs, net of €9.9 million affecting net income. Net working capital increased slightly as a result of higher oil prices during the first half of the year and totaled €200.1 million as of June 30, 2017 as compared to €181.9 million as of December 31, 2016.
Cash outflows from investing activities in the second quarter of 2017 amounted to €17.1 million composed of capital expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the second quarter of 2017 amounted to €21.1 million, consisting of a dividend payment of €10.0 million, regular interest payments of €6.5 million and regular debt repayment of €1.8 million as well as cash outflow from short term financing activities.
2017 Full Year Outlook
“As we enter the year's second half, we continue to see relatively stable to improving supply and demand dynamics in our end markets for both the rubber and specialty businesses. There has been some recent volatility in oil prices and a strengthening of the euro against the dollar. As a result, we remain a bit cautious about the impacts on our business by these kinds of moves,” stated Mr. Clem. “Taking all of this into account, we are maintaining our outlook for full year Adjusted EBITDA of between €220 million and €240 million for 2017, with a mid-point assumption based on volume growth along the current trajectory, and that oil prices, exchange rates and feedstock impacts will be consistent with that seen during the second quarter of 2017. We expect our cash generation to remain robust and more than sufficient to support our capital program and dividend policy.”
Other guidance metrics for 2017, also unchanged, include shares outstanding of 59.3 million, an underlying tax rate of about 35% on pre-tax income, and capital expenditures reflecting an operating run rate consistent with the past of approximately €60 million but depending on the timing of certain expenditures potentially rising to over €80 million due to the expenditures associated with the consolidation of the Company’s plants in Korea. Depreciation is estimated to be approximately €60 million, and amortization is estimated to be approximately €20 million (including amortization of acquired intangibles of about €13 million) in 2017.
Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, August 4, 2017, at 8:30 a.m. (EDT). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689

A replay of the conference call may be accessed by phone at the following numbers through August 11, 2017:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13662993
The webcast can be accessed on the Investor Relations section of the Company’s website at: www.orioncarbons.com. An archived recording will be available there following the webcast.
To learn more about Orion, visit the company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and four Applied Technology Centers. The group has approximately 1,440 employees worldwide. For more information visit our website www.orioncarbons.com.

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2017 Outlook” and “Quarterly Business Results” sections above. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 and in Note 10 to our audited consolidated financial statements regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including those in the “2017 Outlook” and “Quarterly Business Results” sections above - as a result of new information, future events or other information, other than as required by applicable law.
Reconciliation of Non-IFRS Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.

Interim condensed consolidated income statements
of Orion Engineered Carbons S.A. for the three and six months ended June 30, 2017 and 2016 - unaudited

	Three Months Ended Jun 30, 2017	Three Months Ended Jun 30, 2016	Six Months Ended Jun 30, 2017	Six Months Ended Jun 30, 2016
	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	299,333	247,886	603,645	494,136
Cost of sales	(215,043)	(160,937)	(429,631)	(325,603)

Gross profit	84,290	86,949	174,014	168,533

Selling expenses	(29,702)	(28,432)	(58,578)	(55,278)
Research and development costs	(4,050)	(3,499)	(7,983)	(7,064)
General and administrative expenses	(16,534)	(16,664)	(35,440)	(33,616)
Other operating income	1,917	13	2,055	1,069
Other operating expenses	(1,275)	(4,189)	(4,646)	(8,957)

Operating result (EBIT)	34,646	34,178	69,422	64,687

Finance income	6,117	4,498	18,981	12,822
Finance costs	(16,033)	(13,215)	(38,631)	(30,471)
Share of profit or loss of joint ventures	121	56	242	177

Financial result	(9,795)	(8,661)	(19,408)	(17,472)

Profit before income taxes	24,851	25,517	50,014	47,215

Income taxes	(8,033)	(9,027)	(17,358)	(17,360)
			0.000347	0.000368
Profit for the period	16,818	16,490	32,656	29,855
Earnings per Share (EUR per share), basic	0.28	0.28	0.55	0.50
Weighted average number of ordinary shares (in thousands)	59,320	59,320	59,320	59,386
Earnings per Share (EUR per share), diluted	0.28	0.28	0.54	0.50
Weighted average number of diluted ordinary shares (in thousands)	60,460	59,775	60,462	59,841

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A. as at June 30, 2017 and December 31, 2016 – unaudited

	Jun 30, 2017	Dec 31, 2016
A S S E T S	In EUR k	In EUR k
Non-current assets
Goodwill	48,512	48,512
Other intangible assets	67,301	77,984
Property, plant and equipment	370,243	387,727
Investment in joint ventures	4,899	4,657
Other financial assets	1,292	2,178
Other assets	3,366	2,858
Deferred tax assets	46,072	60,955
	541,685	584,871
Current assets
Inventories	125,216	114,351
Trade receivables	202,315	190,503
Other financial assets	4,490	5,264
Other assets	20,262	21,985
Income tax receivables	3,483	7,704
Cash and cash equivalents	48,546	73,907
	404,312	413,714
	945,997	998,585

	Jun 30, 2017	Dec 31, 2016
E Q U I T Y A N D L I A B I L I T I E S	In EUR k	In EUR k
Equity
Subscribed capital	59,635	59,635
Treasury shares	(3,415)	(3,415)
Reserves	(25,521)	(47,964)
Profit or loss for the period	32,656	44,626
	63,355	52,882
Non-current liabilities
Pension provisions	54,057	54,736
Other provisions	12,504	13,747
Financial liabilities	571,835	613,659
Other liabilities	96	425
Deferred tax liabilities	34,229	44,557
	672,721	727,124
Current liabilities
Other provisions	40,447	60,056
Liabilities to local banks	4,229	—
Trade payables	127,452	122,913
Other financial liabilities	4,162	5,465
Income tax liabilities	16,850	16,759
Other liabilities	16,781	13,386
	209,921	218,579
	945,997	998,585

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and six months ended June 30, 2017 and 2016 – unaudited

	Three Months Ended Jun 30, 2017	Three Months Ended Jun 30, 2016	Six Months Ended Jun 30, 2017	Six Months Ended Jun 30, 2016
	In EUR k	In EUR k	In EUR k	In EUR k
Profit for the period	16,818	16,490	32,656	29,855

Income taxes	8,033	9,027	17,358	17,360

Profit before income taxes	24,851	25,517	50,014	47,215

Depreciation and amortization of intangible assets and property, plant and equipment	21,832	19,975	42,720	39,552
Other non-cash expenses	1,462	401	3,236	314
(Increase)/decrease in trade receivables	(3,867)	(6,877)	(19,291)	2,496
(Increase)/decrease in inventories	(2,656)	(10,352)	(14,583)	6,020
Increase in trade payables	6,189	13,138	10,535	4,269
Increase/(decrease) in provisions	(1,531)	2,582	(20,173)	(5,939)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	(4,271)	(1,796)	610	1,962
Finance income	(11,115)	(4,498)	(18,981)	(12,822)
Finance costs	21,031	13,215	38,631	30,471
Cash paid for income taxes	(8,300)	(8,550)	(11,562)	(10,702)

Cash flows from operating activities	43,625	42,755	61,156	102,836

Cash paid for the acquisition of intangible assets and property, plant and equipment	(17,053)	(14,945)	(34,388)	(38,016)

Cash flows from investing activities	(17,053)	(14,945)	(34,388)	(38,016)
			—	—
Share buyback	—	—	—	(3,415)
Repayments of borrowings	(1,786)	(1,810)	(23,073)	(23,608)
Cash inflows related to current financial liabilities	4,602	360	10,323	360
Cash outflows related to current financial liabilities	(6,123)	(127)	(6,123)	(394)
Interest and similar expenses paid	(10,224)	(9,702)	(16,344)	(18,899)
Interest and similar income received	2,446	83	4,089	346
Dividends paid to shareholders	(10,000)	(10,000)	(20,000)	(19,994)

Cash flows from financing activities	(21,085)	(21,196)	(51,128)	(65,604)

Change in cash	5,487	6,614	(24,360)	(784)

Change in cash resulting from exchange rate differences	(2,311)	1,320	(1,001)	462
Cash and cash equivalents at the beginning of the period	45,370	57,005	73,907	65,261

Cash and cash equivalents at the end of the period	48,546	64,939	48,546	64,939

The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of profit or loss	In EUR k		In EUR k
	For the Three Months Ended Jun 30,		For the Six Months Ended Jun 30,
	2017	2016	2017	2016
Profit or (loss) for the period	16,818	16,490	32,656	29,855
Add back Income taxes	8,033	9,027	17,358	17,360
Profit before taxes	24,851	25,517	50,014	47,215
Add back finance costs	16,033	13,215	38,631	30,471
Add back share of profit of joint ventures	(121)	(56)	(242)	(177)
Add back other finance income	(6,117)	(4,498)	(18,981)	(12,822)
Earnings before taxes and finance income/costs (operating result (EBIT))	34,646	34,178	69,422	64,687
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	21,832	19,975	42,720	39,552
EBITDA	56,478	54,153	112,142	104,239
Add back share of profit of joint venture	121	56	242	177
Add back restructuring expenses	289	—	667	—
Add back consulting fees related to Group strategy (1)	745	1,517	969	1,766
Add back long term incentive plan	1,462	400	2,985	915
Add back other adjustments (2)	(726)	1,608	174	4,606
Adjusted EBITDA	58,369	57,734	117,179	111,703
(1)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(2) Other adjustments include income in the three months ended June 30, 2017 related to a reimbursement following a successful objection against reassessed real estate transfer taxes in Germany of EUR 1.3 million, primarily offset by costs in association with our EPA enforcement action of EUR 0.4 million. In addition to the real estate transfer tax reimbursement of EUR 1.3 million other adjustments in the six months ended June 30, 2017 include costs in association with our EPA enforcement action of EUR 1.2 million. Other adjustments in the three months ended June 30, 2016 primarily relate to costs of EUR 0.9 million in association with the OECQ integration and costs of EUR 0.5 million in connection with our EPA enforcement action. Other adjustments in the six months ended June 30, 2016 primarily relate to costs of EUR 2.8 million in association with our EPA enforcement action, EUR 1.1 million in connection with the OECQ integration as well as EUR 0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant.

Reconciliation of Adjusted EPS to EPS

Adjusted EPS	Three Months Ended Jun 30,		Six Months Ended Jun 30,
in EUR k	2017	2016	2017	2016
Profit for the period	16,818	16,490	32,656	29,855
Long Term Incentive Plan (LTIP)	1,462	400	2,985	915
Add back consulting fees, restructuring expenses and other adjustments	308	3,125	1,810	6,372
Add back amortization of acquired intangible assets	3,277	3,261	6,555	6,523
Add back foreign exchange rate impacts to financial result	1,757	(830)	2,565	(4,103)
Amortization of transaction costs	1,142	750	1,861	1,500
Release of transaction costs due to repayment	—	36	389	297
Tax effect on add back items at 35% estimated tax rate	(2,781)	(2,360)	(5,658)	(4,027)
Adjusted profit or loss for the period	21,983	20,872	43,163	37,333
Adjusted EPS [1]	0.37	0.35	0.73	0.63

Total add back items	5,165	4,382	10,507	7,478

Impact add back items per share	0.09	0.07	0.18	0.13
+ Earnings per Share (EUR per share), basic	0.28	0.28	0.55	0.50
= Adjusted EPS [1]	0.37	0.35	0.73	0.63

1) Based upon weighted number of shares outstanding, which was 59,320k for the three and six months ended June 30, 2017 and for the three months ended June 30, 2016 and 59,386k for the six months ended June 30, 2016.

Forward-looking Adjusted EBITDA and Adjusted EPS included in this release are not reconcilable to their respective most directly comparable IFRS measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the remainder of the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS reported results for the guidance period.